SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

BEHRINGER HARVARD REIT I, Inc.
(Name of Subject Company)

CMG LEGACY INCOME FUND, LLC, CMG INCOME FUND II, LLC, CMG LEGACY GROWTH FUND, LLC
CMG ACQUISITION CO., LLC AND CMG PARTNERS, LLC
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Mark Swenson
CMG Partners, LLC
12828 Northup Way, Suite 110
Bellevue, WA 98005
425-376-0693

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$1,800,000	$206.28

*	For purposes of calculating the filing fee only. Assumes the purchase of 1,000,000 Shares at a purchase price equal to $1.80 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $206.28
Form or Registration Number: SC TO-T
Filing Party: CMG Partners, LLC
Date Filed: April 26, 2012

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

FINAL AMENDMENT TO TENDER OFFER

This Amendment No. 1 to Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by CMG LEGACY INCOME FUND, LLC, CMG INCOME FUND II, LLC, CMG LEGACY GROWTH FUND, LLC, CMG ACQUISITION CO., LLC AND CMG PARTNERS, LLC (collectively the “Purchasers”) to purchase up to 1,000,000 shares of common stock (the “Shares”) in Behringer Harvard REIT I, Inc. (the “REIT”), the subject company, at a purchase price equal to $1.80 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 2012 (the “Offer to Purchase”) and the related Agreement of Assignment and Transfer.

This amendment is being made to announce the results from the Offer.  The Offer resulted in the tender by Shareholders of approximately 237,542 Shares.  No other Shares were tendered. The Purchasers and their affiliates currently beneficially own approximately 279,767 Shares, or 0.1% of the outstanding Shares.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           April 26, 2012

CMG LEGACY INCOME FUND, LLC
CMG INCOME FUND II, LLC
CMG LEGACY GROWTH FUND, LLC
CMG ACQUISITION CO., LLC
CMG PARTNERS, LLC

By: Mark Swenson, Manager

By:	/s/ Mark Swenson